Exhibit 99.1

NICE Real-Time Service Optimization Selected by Agero to Enhance
and Accelerate Response to Motorists in Distress

The NICE solution provides Agero’s contact center agents with real-time guidance and new levels of process automation for complex and dynamic customer interactions

Ra’anana, Israel, June 4, 2013 – NICE Systems (NASDAQ: NICE) today announced that Agero, a leading provider of roadside assistance, connected vehicle services and claims management, has selected NICE Real-Time Service Optimization to provide an advanced level of customer response to complicated customer interactions often involving mobile emergencies.

Agero’s network of six North American contact centers must quickly respond to a wide array of requests from mobile customers often in situations of distress. The NICE solution will enable the company to analyze these multifaceted customer interactions and apply next-best-action recommendations in the form of real-time guidance for agents, based upon multiple situational factors.

Process automation, including automated procedures for data entry and recording, allows agents to focus on the customer’s needs, rather than on desktop complexities, to accelerate the dispatch of responders. When a customer calls an Agero contact center for roadside assistance, for example, the agent’s desktop screen will immediately display the specific caller’s coverage, what services are currently available, and how to file any appropriate claims.

“We respond to over 12 million vehicle owner requests annually and virtually all of them are time sensitive, so we are always searching for new technologies that speed up and improve the provision of help to the customer,” said Robert Camacho, Agero vice president of Contact Center Operations. “The NICE solution gives us a tool to push our response capabilities to new levels of customer satisfaction.”

“An important element in providing outstanding customer service today is to simplify how an organization addresses an interaction with a customer,” said Barak Eilam, President of NICE Americas. “The fact that our solution was chosen in a rigorous selection process further testifies to our ability to help Agero achieve these goals and maintain a competitive edge in the industry.”

About Agero
Agero vehicle and claims services is trusted by more than 100 leading corporations and provided with the majority of new passenger vehicles sold in the United States. With nearly 40 years of experience, Agero is an industry leader consistently recognized for success in customer service and CRM technology, including winning the CIO 100 Awards, the CRM Excellence Awards, and the Contact Center World Awards. The company is headquartered in Medford, Massachusetts, with operations throughout North America. http://www.agero.com/

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.